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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        April 12, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	April 18, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

SPECIAL COMMITTEE OF ANORMED BOARD REJECTS COMPROMISE SLATE OF 7 MEMBERS

For Immediate Release

April 12, 2006

Vancouver, B.C. -  AnorMED Inc. (TSX: AOM; AMEX:AOM) announces that the Special Committee of AnorMED Board Rejects Compromise Slate of 7 Members

AnorMED announces that its Special Committee of the Board of Directors, has resolved not to accept the proposal for a compromise in the proxy contest made by Dr. Michael Abrams, AnorMED's Chief Executive Officer, and which was accepted by Dr. Felix Baker, on behalf of the dissident shareholders.

In the view of the Special Committee of the Board, the slate proposed as a compromise is not in the best interests of the Corporation as it would not contain any independent directors with any institutional knowledge of the Company, and this leads to an unacceptable risk that the commercialization of MOZOBIL™, AnorMED's lead product, will be delayed.  MOZOBIL is currently in phase 3 development for the treatment of certain cancer patients undergoing stem cell transplantation.

Mr. David Scott, Board Chairmen said, "The most crucial objective facing AnorMED is the prompt and successful commercialization of MOZOBIL. The ability of AnorMED to complete the work necessary to realize this goal has been placed in serious jeopardy by the attempt initiated by Dr. Baker to obtain control of AnorMED. Because of Dr. Baker's untimely actions, our recruitment of necessary personnel and our ability to enter into partnerships necessary for a company of our size to develop and commercialize a phase 3 product have been hindered and will be further compromised by a wholesale change in Board leadership."

The Special Committee has been consistently attempting to work towards solutions that are in the best interests of AnorMED and its shareholders, and that are acceptable to the dissident shareholders.  One of the guiding principles in this respect has been the need for some meaningful and independent continuity following the time that the composition of the board of directors changes.  These attempts have been frustrated by Dr. Baker's continued refusal to consider any compromise solution that contains any existing board members, other than himself and Dr. Abrams.  Our request to allow Dr. Baker to select two other members of the current Board to provide continuity, with a commitment that those persons would agree to serve only for a transition period until the 2007 annual meeting, was refused by Dr. Baker.

"Fair resolution of our two substantially different visions for AnorMED can and should only be the prerogative of our shareholders," said Mr. Scott. "We believe that our slate provides a better future for MOZOBIL and for AnorMED. We look forward to placing this difficult chapter behind us and to proceeding with the important work before us.  Upon successful election, the AnorMED Nominee Directors (Blue Proxy) will immediately, work towards completing one of the substantial European licensing deals on the table or seek a strategic partner," added Mr. Scott.

AnorMED shareholders are recommended to vote only their BLUE AnorMED proxy in favour of the AnorMED Slate.  Proxies must be returned by April 19, 2006 at 10:00 a.m. Vancouver time for your vote to count. The AnorMED Management Proxy Circular, which has been mailed to shareholders and filed with regulators, is available on the Company website (www.anormed.com ) and SEDAR at www.sedar.com.

For more information call Georgeson Shareholder, AnorMED's proxy solicitor at their North American toll free number  1-866-267-8910, or collect at 416-642-7069. If shareholders previously returned a Yellow Dissident Proxy, they have every legal right to change their vote, by simply signing, dating and returning a Blue proxy, as it is only the later dated proxy that will be counted.

-more-

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words "anticipates, "believes", "budgets", "could", "estimates", "expects," "forecasts", "intends", "may", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED's Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information:

Company Contact:

David Scott, MBA

Chairman of the Board and Director

AnorMED Inc.

Tel: 604-408-9021